SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D/A*

under the Securities Exchange Act of 1934 **

_________________________

VITRO, S.A.B. de C.V.

(Name of Issuer)

_________________________

Common Shares, without par value

American Depositary Shares (evidenced by American Depositary Receipts), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"), which each represents one Common Share, without par value

(Title of Class of Securities)

_________________________

928502 30 1

(CUSIP Number)

_________________________

Claudio L. Del Valle

Vitro, S.A. de C.V.

Ave. Ricardo Margain No. 400

Col. Valle del Campestre, 66265

San Pedro Garza Garcia

Nuevo Leon, Mexico

(52) (81) 8863-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

_________________________

December 11, 2009

(Date of Event which Requires Filing of this Statement)

_________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S 240.13d-7(b) for other parties to whom copies are to be sent.

* This statement constitutes Amendment No. 6 of the Report on Schedule 13D of the reporting group consisting of Mr. Adrian Sada Gonzalez, Mrs. Esther Cueva de Sada and Mr. Adrian Sada Cueva.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 928502 30 1

1	Names of Reporting Persons
Adrian Sada Gonzalez

IRS Identification Nos. of Above Persons (entities only)
Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3	SEC Use Only
4	Source of Funds (See Instructions)
BK
5	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization
United Mexican States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
1,157,900
8	Shared Voting Power
55,613,449 common shares *
9	Sole Dispositive Power
15,013,722 common shares **
10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
56,771,349 common shares **
12	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions) X
13	Percent of Class Represented by Amount in Row (11)
14.7%
14	Type of Reporting Person (See Instructions)
IN

* Mr. Adrian Sada Gonzalez ("Mr. Sada"), Mrs. Esther Cueva de Sada ("Mrs. Sada"), Mr. Adrian Sada Cueva ("Mr. Sada Jr.") and Ms. Alejandra Sada Gonzalez entered into a voting agreement effective as of December 11, 2009, as further described in Item 6. Pursuant to the voting agreement, the aforementioned shareholders agreed to vote 55,613,449 shares of common stock as a unit. In addition to the foregoing, transfers of the shares of common stock to third parties under the agreement are subject to certain restrictions, including rights of first offer and tag-along rights.

** Includes 1,157,900 vested options held by Mr. Sada pursuant to Vitro's stock option plan.

CUSIP No. 928502 30 1

1	Names of Reporting Persons
Esther Cueva de Sada

IRS Identification Nos. of Above Persons (entities only)
Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3	SEC Use Only
4	Source of Funds (See Instructions)
PF
5	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization
United Mexican States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
0
8	Shared Voting Power
55,613,449 common shares*
9	Sole Dispositive Power
3,257,651 common shares**
10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
55,613,449 common shares *
12	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions) X
13	Percent of Class Represented by Amount in Row (11)
14.4%
14	Type of Reporting Person (See Instructions)
IN

*Mr. Sada, Mrs. Sada, Mr. Sada Jr. and Ms. Alejandra Sada Gonzalez entered into a voting agreement effective as of December 11, 2009, as further described in Item 6. Pursuant to the voting agreement, the aforementioned shareholders agreed to vote 55,613,449 shares of common stock as a unit. In addition to the foregoing, transfers of the shares of common stock to third parties under the agreement are subject to certain restrictions, including rights of first offer and tag-along rights.

** Mrs. Sada directly beneficially owns 3,257,651 common shares of Vitro, and jointly with Mr. Sada Jr. shares the voting rights in respect of 9,878,494 common shares of Vitro held in Trust No. 7885-6. In accordance with the terms and conditions of the trust agreement dated December 23, 1997, entered by and between Banca Serfin, S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, and Mr. Sada, the trustee acting through the beneficiaries of the trust (Mr. Sada Jr. and Mrs. Sada) or through whomever they may designate, shall exercise the voting rights attributable to the shares. The trustee will transfer the shares to Mr. Sada Jr. and Mrs. Sada, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

CUSIP No. 928502 30 1

1	Names of Reporting Persons
Adrian Sada Cueva

IRS Identification Nos. of Above Persons (entities only)
Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3	SEC Use Only
4	Source of Funds (See Instructions)
PF
5	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization
United Mexican States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
0
8	Shared Voting Power
55,613,449 common shares*
9	Sole Dispositive Power
2,558,519 common shares**
10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
55,613,449 common shares*
12	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions) X
13	Percent of Class Represented by Amount in Row (11)
14.4%
14	Type of Reporting Person (See Instructions)
IN

* Mr. Sada, Mrs. Sada, Mr. Sada Jr. and Ms. Alejandra Sada Gonzalez entered into a voting agreement effective as of December 11, 2009, as further described in Item 6. Pursuant to the voting agreement, the aforementioned shareholders agreed to vote 55,613,449 shares of common stock as a unit. In addition to the foregoing, transfers of the shares of common stock to third parties under the agreement are subject to certain restrictions, including rights of first offer and tag-along rights.

** Mrs. Sada directly beneficially owns 3,257,651 common shares of Vitro, and jointly with Mr. Sada Jr. shares the voting rights in respect of 9,878,494 common shares of Vitro held in Trust No. 7885-6. In accordance with the terms and conditions of the trust agreement dated December 23, 1997, entered by and between Banca Serfin, S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, and Mr. Sada, the trustee acting through the beneficiaries of the trust (Mr. Sada Jr. and Mrs. Sada) or through whomever they may designate, shall exercise the voting rights attributable to the shares. The trustee will transfer the shares to Mr. Sada Jr. and Mrs. Sada, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

Item 1. Security and Issuer.

This report on Schedule 13D relates to common shares, without par value (the "Shares"), of Vitro, S.A.B. de C.V., a corporation incorporated under the laws of the United Mexican States ("Vitro"). This report on Schedule 13D constitutes Amendment No. 6 to the report on Schedule 13D filed with the Commission by the reporting group consisting of Mr. Sada, Mrs. Sada and Mr. Sada Jr. (the "Reporting Group") on June 5, 2002 (the "Reporting Group 13D"). The address of Vitro's principal executive offices is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, 66265, San Pedro Garza Garcia, Nuevo Leon, Mexico.

Item 2. Identity and Background.

(a), (b), (c), (f) This Amendment No. 6 to Schedule 13D is being jointly filed as a group by (i) Mr. Adrian Sada Gonzalez, a citizen of the United Mexican States ("Mr. Sada"), (ii) Mrs. Esther Cueva de Sada, a citizen of the United Mexican States ("Mrs. Sada") and (iii) Mr. Adrian Sada Cueva, a citizen of the United Mexican States ("Mr. Sada Jr."). Mr. Sada and Mrs. Sada are husband and wife and Mr. Sada Jr. is their son. Mr. Sada, Mrs. Sada and Mr. Sada Jr. own directly the following numbers of Shares, respectively: 15,013,722; 3,257,651 and 2,558,519. In addition, on December 23, 1997, Mr. Sada and Banca Serfin S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, entered into a trust agreement (the "Family Trust") pursuant to which the trustee currently holds 9,878,494 Shares transferred to the Family Trust by Mr. Sada. In accordance with the terms and conditions of the Family Trust, the trustee acting through the beneficiaries of the trust (Mr. Sada Jr. and Mrs. Sada) or through whomever they may designate, exercises the voting rights attributable to the shares, and will transfer the shares held in trust to the beneficiaries, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

Mr. Sada has been a member of the Board of Directors of Vitro since 1984. Mr. Sada is currently the Chairman of the Board of Directors of Vitro, a member of the Boards of Alfa, S.A.B. de C.V., Gruma, S.A.B. de C.V., Cydsa, S.A.B. de C.V., Regio Empresas, S.A.B. de C.V., the Latin American Executive Board for the Wharton School of Finance, the Mexican Businessmen Council and the Consejo de Industriales de Nuevo Leon. In addition, Mr. Sada is also President of Vitro's Finance and Planning Committee. Mrs. Sada has no present occupation; Mr. Sada Jr. is the Chief Financial Officer of Vitro's Glass Containers business unit. The business address of Mr. Sada, Mrs. Sada and Mr. Sada Jr. is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265, Mexico.

(d), (e) During the last five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable to this amendment.

Item 4. Purpose of Transaction.

Not applicable to this amendment.

Item 5. Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the cover pages to this Amendment No. 6 to Schedule 13D are hereby incorporated by reference. Mr. Sada beneficially owns 15,013,722 Shares consisting of 13,855,822 Shares he owns directly and 1,157,900 vested options held by Mr. Sada pursuant to Vitro's stock option plan.

Mrs. Sada directly beneficially owns 3,257,651 Shares and, jointly with Mr. Sada Jr., indirectly beneficially owns the 9,878,494 Shares held in the Family Trust. Mr. Sada Jr. directly beneficially owns 2,558,519 Shares and jointly with Mrs. Sada indirectly beneficially owns the 9,878,494 Shares held in the Family Trust.

Ms. Alejandra Sada Gonzalez (Mr. Sada's sister), directly owns 26,062,963 Shares, representing 6.7% of the total outstanding Shares. Mr. Sada, Mrs. Sada, Mr. Sada Jr. and Ms. Alejandra Sada Gonzalez have entered into a voting agreement to exercise their voting rights as a unit. Mr. Sada, Mrs. Sada, Mr. Sada Jr. and Ms. Alejandra Sada Gonzalez beneficially own, as a group, an aggregate of 55,613,449 shares, which represents 14.4% of the total outstanding Shares.

Mr. Sada's other siblings, Mr. Federico Sada Gonzalez, and Mrs. Maria Nelly Sada de Yarte, their spouses and children own an aggregate of 47,239,702 Shares, representing 12.2% of the total outstanding Shares. The members of the Reporting Group disclaim beneficial ownership of the Shares owned by Mr. Sada's other siblings and their spouses and children.

Mr. Sada is a member of the technical committee of Vitro's stock option trust, which owns 39,777,907 Shares, representing 10.3% of the total outstanding Shares. The members of the technical committee share the right to vote and the right to sell the shares held by Vitro's stock option trust with the other member of the technical committee. The members of the Reporting Group disclaim beneficial ownership of the Shares owned by Vitro's stock option trust.

(b) Rows (7) through (10) of the cover pages to this Amendment No. 6 to Schedule 13D, which are hereby incorporated by reference, set forth the amount of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition..

(c) There were no transactions in the Shares that were effected during the past sixty days by any member of the Reporting Group, except as described in this Amendment No. 6 to Schedule 13D.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by any member of the Reporting Group as a direct beneficial owner, except as described in this Amendment No. 6 to Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As mentioned previously in this Amendment No. 6, Mr. Sada, Mrs. Sada, Mr. Sada Jr. and Ms. Alejandra Sada Gonzalez, have entered into a voting agreement on December 7, 2009 that became effective as December 11, 2009 upon approval of the agreement by Vitro's board of directors. Vitro's bylaws require board approval of shareholder agreements where the parties to the agreement hold more than 9.9% of Vitro's common stock on a combined basis. The aforementioned shareholders agreed to vote 55,613,449 shares of common stock as a unit pursuant to the voting agreement. The 1,157,900 vested options held by Mr. Sada are not included in the agreement. In addition to the foregoing, transfers of the shares of common stock to third parties under the agreement are subject to certain restrictions, including rights of first offer and tag-along rights.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1        Shareholders' Agreement by and among Mr. Sada, Mrs. Sada, Mr. Sada Jr. and Ms. Alejandra Sada Gonzalez dated December 7, 2009.

SHAREHOLDERS AGREEMENT DATED DECEMBER 7, 2009 BETWEEN MESSRS. ADRIAN G. SADA GONZALEZ, MR. ADRIAN G. SADA CUEVA, MRS. ESTHER G. CUEVA DE SADA AND MRS. MARIA ALEJANDRA SADA GONZALEZ.

RECITALS:

Whereas, the members of the Group are currently holders or have control through the above mentioned trusts of 55,613,449 Series A common shares, fully subscribed and paid, with no par value that represents 14.39% of the capital stock of Vitro (Shares of the Vitro Group).

CLAUSES:

SECOND.- CONDITION. All the rights and obligations of the Parties to this Agreement are subject to the condition consisting of the approval by the Board of Directors of the execution of this Agreement, within the next 6 months. Therefore, unless otherwise agreed in the Agreement, the term and the existence of the rights and obligations set forth in this Agreement are contingent upon the satisfaction of this condition.

THIRD.- PURPOSE. The purpose of this Agreement is to agree to certain rules to (i) unify the exercise of voting rights of the Shares of the Vitro Group either in the Shareholders Meetings or pursuant to any other shareholders agreement with third parties that may be executed and that may govern the voting rights of the shares contemplated by this Agreement; (ii) regulate the transfer of the Shares of the Vitro Group and (iii) determine the way in which the members of the Board that have been elected by the Group should vote, so long as they comply with their fiduciary duties and other obligations according to the Mexican Securities Law (Ley del Mercado de Valores) and the Mexican Law of Corporations (Ley General de Sociedades Mercantiles).

FOURTH.- OBLIGATION NOT TO VOTE.- Subject to the third clause, the members of the Group hereby agree (i) not to exercise independently, or in any other way their right to vote each and every single one of the Shares of the Vitro Group in any other manner than as agreed by the Group in this Agreement, either in the Shareholders Meetings or pursuant to any other shareholders agreement with third parties that may be executed and that may govern the voting rights of the shares contemplated by this Agreement, in order that the members of the Board of Directors of Vitro that were elected by the Group, may cast their votes and act in accordance with this Agreement and the resolutions adopted in accordance with such Agreement, so long as they comply with their fiduciary duties and other obligations according to the Mexican Securities Law (Ley del Mercado de Valores) and the Mexican Law of Corporations (Ley General de Sociedades Mercantiles).

FIFTH.- TERM.- This Agreement commences on and will take effect as soon as the condition precedent mentioned in the second clause of this Agreement, approval by the Board of the Directors, is met. Unless one of the termination causes established in the tenth clause of this Agreement arises, this Agreement will be in full force and effect for a period of 6 years, it being understood that, in case the Group should execute a shareholders' agreement with any third parties, then this Agreement would automatically be extended for a period equal to the term established by such shareholders agreement with third parties.

SIXTH.- CREATION AND OPERATIONAL RULES OF THE COMMITTEE.

The members of the Group formed a Committee on the date of this Agreement. Such Committee is formed by 3 proprietary members and their corresponding alternate members. The member of the Group owning or controlling the majority of the Shares of the Vitro Group will have the right to appoint 2 proprietary members and their corresponding alternates and the other member will have the right to appoint 1 proprietary member and his or her corresponding alternate member. For purposes of the above, the Shares of the Vitro Group owned by Mr. Adrian G Sada Gonzalez, Mrs. Esther G. Cueva de Sada and Mr. Adrian G. Sada Cueva are considered as a whole.

If during the term of this Agreement any member of the Group shall cease to be a holder or control at least 4% of the capital stock of Vitro, such member will lose his or her right to appoint a Committee member.

The members of the Group agree that the purpose of the Committee is to determine the way in which the Shares of the Vitro Group shall be voted and to appoint and instruct a representative who shall be in charge of voting the Shares of the Vitro Group as a whole.

Quorum: There shall be a sufficient quorum for a Committee meeting to take place if, after the first call, the majority of the proprietary members of the Committee or their corresponding alternate members are present, and after the second or subsequent call, any number of the members are present at the meeting except for the resolution of certain matters (Supermajority Matters), which require that 3 proprietary members or their corresponding alternates be present. Supermajority matters include merger, spin-off, the issuance of debt in an amount greater than $100,000,000, certain investments in an amount greater than $100,000,000, the issuance of dividends and certain other changes to Vitro's corporate form.

The resolutions of the Committee will be valid and enforceable to the members of the Group if approved by the affirmative vote of the majority of the members of the Group present at such meeting, except for the Supermajority Matters which require the affirmative vote of the 3 proprietary members of the Committee or their corresponding alternate.

If in any case the Committee cannot adopt a resolution, the members of the Group shall vote against the proposals. If the Committee cannot adopt a resolution after 3 consecutive meetings due to absence, abstention, veto or any other reason, the members of the Group shall have a meeting within the next 15 business days to resolve their differences and if no agreement is reached within 20 business days from such meeting, then such controversy shall be resolved by an independent consultant within the next 5 business days.

SEVENTH.- RIGHT OF FIRST REFUSAL AND JOINT SALE

A) Right of First Refusal.- Whenever any of the members of the Group desire to sell all or a part of the Shares other than a sale to a third party as described in B) of the Vitro Group ("Seller"), such Seller must notify the rest of the members of the Group ("Notified Members") in writing ("Sale Notification").The Notified Members shall have the right to acquire such Shares of the Vitro Group pursuant to the following rules:

1) The Notified Members will have the right to acquire such shares on a pro rata basis in proportion to the number of Shares of the Vitro Group held by each member (as further described below).

2) The right of first refusal established in this clause will not be applicable to the sale of any of the Shares of the Vitro Group by any member of the Group to any of their Siblings, as long as such member represents to the members of the Group, before such sale is made, that such Sibling previously assumed, irrevocably and in writing, all the rights and obligations under this Agrement of the member of the Group that transfers such Shares of the Vitro Group.

3) In order to exercise this right, the Notified Members shall send a notification in writing to the Seller, with a copy to the rest of the Group, stating their intention to acquire the shares the Seller is planning on selling within 20 business days of the date the Sale Notification was received. If the Notified Members do not notify the Seller and provide copies to the rest of the Group of their intention to exercise such right within the 20 days mentioned above, the understanding will be that such Notified Members have waived their right to acquire such shares.

4) In case more than one Notified Member expresses his or her intention to acquire the Shares of the Vitro Group the Seller offered in the Sale Notification, such shares shall be acquired by the Notified Members on a pro rata basis in proportion to the number of Shares of the Vitro Group of which they are holders at the time of the Sale Notification, excluding for purposes of such calculation the Shares of the Vitro Group of the Seller and the Shares of the Vitro Group of the Notified Members that do not exercise their right of first refusal.

5) The purchase price of the Shares of the Vitro Group will be the price per share offered by the third party (if any) and if there is no offer by a third party, the average trading price of the shares for the 20 days prior to the date of the Sale Notification.

B) Tag Along. When the Seller notifies the other members of the Group of the offer to buy the Shares of the Vitro Group by a third party through the Sale Notification, the Notified Members shall have a tag along right, instead of the right of first refusal. The Notified Members shall notify the Seller within 20 business days of the Sale Notification of their intention to exercise their tag along right. The Notified Members shall have the right to sell a certain number of shares that shall be proportional to the same percentage of the shares of Vitro that each Notified Member owns as the percentage of shares of Vitro owned by the Seller that the Seller wishes to sell. If the third party does not agree to buy the shares of the Notified Members, the Seller will not be able to sell any of his/her shares to that third party.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 03, 2010

by /s/ Adrian Sada Gonzalez

Adrian Sada Gonzalez

by /s/ Esther Cueva de Sada

Esther Cueva de Sada

by /s/ Adrian Sada Cueva

Adrian Sada Cueva